

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2024

Timothy Bridgewater
Chief Executive Officer
Zeo Energy Corp.
7625 Little Rd, Suite 200A
New Port Richey Florida 34654

      Re: Zeo Energy Corp.
          Form 8-K
          Filed November 14, 2024
          File No. 001-40927

Dear Timothy Bridgewater:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Manufacturing